

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

June 14, 2010

<u>via U.S. mail and facsimile</u>

Patrick Hassey, Chief Executive Officer
Allegheny Technologies, Inc.
1000 Six PPG Place
Pittsburgh, Pennsylvania 15222-5479

      RE: Allegheny Technologies, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed February 25, 2010
              File No. 1-12001

Dear Mr. Hassey:

We have completed our review of your filings and do not have any further comments at this time.

                      Sincerely,

                      Terence O'Brien
                      Accounting Branch Chief